

Mailstop 3233

November 12, 2015

Via E-mail
Mr. Kevin Maddron
Chief Financial Officer
CNL Healthcare Properties, Inc.
450 South Orange Avenue
Orlando, FL 32801

> **Re:** **CNL Healthcare Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 000-54685**

Dear Mr. Maddron:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 77

1. We note you present property-level NOI. It appears such a measure represents a Non-GAAP financial measure. Please clarify how you have complied with the disclosure requirements outlined within Item 10(e) of Regulation S-K. This comment should also be applied to your disclosure and discussion of same-store NOI that you began presenting within periodic filings during the current fiscal year.

<u>Funds from Operations and Modified funds From Operations, page 86</u>

2.   We note you have labeled certain adjustments as non-recurring as part of your reconciliation of net loss to FFO and MFFO. Given the nature of these adjustments, it is not clear why they are non-recurring.   Please clarify and/or revise future periodic filings to remove the reference to non-recurring from your disclosure.   Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

                                        Sincerely,

                                        /s/ Wilson K. Lee

                                        Wilson K. Lee
                                        Senior Staff Accountant
                                        Office of Real Estate and
                                        Commodities